Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

October 22, 2015

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Incapital Unit Trust, Series 101

Nuveen TIAA ESG Global Dividend Portfolio, Series 1

File Nos. 333-206138 and 811-22581

Dear Ms. White:

This letter is in response to your comment letter dated September 4, 2015 regarding the registration statement on Form S-6 for Incapital Unit Trust, Series 101, filed on August 6, 2015, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Nuveen TIAA ESG Global Dividend Portfolio, Series 1 (the “Trust”).

Investment Objective, page 2

1. The second sentence of the investment objective describes a risk, not an objective. Please remove or relocate the sentence.

Response: The sentence has been removed in response to this comment.

Principal Investment Strategy and Selection of Portfolio Securities, pages 2-5

2. The following terms appear to be used inconsistently: “TAI’s ESG performance criteria” and “TAI’s ESG criteria”. Please revise the prospectus to use consistent terminology.

Response: The term “TAI’s ESG performance criteria” has been revised to “TAI’s ESG criteria” in response to this comment.

3. Please provide specific examples of the Trust’s ESG investment guidelines and criteria.

Response: The term “ESG investment guidelines” has been revised to “ESG criteria” in response to this comment. Additionally, the investment strategy section has been revised to include a more prominent description of ESG criteria.

4. Please make it clear what you mean when you state that “social considerations include the areas of human capital, product safety and social opportunities” and “governance considerations include areas of corporate governance, business ethics and government and public policy.”

Response: The descriptions of social considerations and governance considerations have been clarified in response to this comment.

5. In the last paragraph under Establishment of an Investable Universe, please disclose what the Trust’s minimum dividend yield and liquidity thresholds are.

Response: The Trust’s minimum dividend yield and liquidity thresholds have been disclosed in response to this comment.

6. Please explain what it means for TAI to assess the composition of a company’s financial statements in a “normalized environment.”

Response: This phrase has been revised in response to this comment.

Principal Risks – Liquidity Risk, page 8

7. Given that a UIT must be a redeemable security, it is unclear why you have included Liquidity Risk as a principal risk of investing in the Trust. Please advise or revise.

Response: This risk factor has been deleted in response to your comment.

Prospectus Part B

8. We note that you have omitted the discussion of in-kind redemptions that is included in several of the Fund’s other filings. Please confirm that this was not an oversight.

Response: Management confirms that this was not an oversight.

 We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren